UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 000-28050

ONYX ACCEPTANCE CORPORATION
(Exact name of registrant as specified in its charter)

27051 Towne Centre Drive
Foothill Ranch, CA 92610
(949) 465-3900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shares of Common Stock, par value $0.01 per share
Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)

12½% Subordinated Notes due June 15, 2006
(Titles of all other classes of securities for which a duty to file reports under section 13(a)
or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date:

Shares of Common Stock, par value $0.01 per share:	1
Preferred Stock Purchase Rights:	0
Renewable Unsecured Subordinated Notes:	0[1]
12 1/2% Subordinated Notes due June 15, 2006:	313[2]

     Pursuant to the requirements of the Securities Exchange Act of 1934, Onyx Acceptance Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 11, 2005	ONYX ACCEPTANCE CORPORATION
	By:	/s/ JOHN W. HALL
		Name:	John W. Hall
		Title:	President and Chief Executive Officer

[1]	All of the Renewable Unsecured Subordinated Notes of Onyx Acceptance Corporation are being called for redemption and will no longer be outstanding within 48 days of the date of this Form 15.

[2]	All of the 12½% Subordinated Notes due June 15, 2006 of Onyx Acceptance Corporation will be called for redemption and will no longer be outstanding on March 15, 2005.